SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN NOVEMBER 11, 2002 AND JANUARY 7, 2003

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1(a)	Press release dated January 4, 2003 CDC Australia signs Agreement to Acquire Praxa Ltd.

(b)	Press release dated January 2, 2003 chinadotcom Signs Agreement to Acquire Leading Australian IT Professional Services Organization

1.2	Press release dated December 2, 2002 Agreement To Extend Livelink To Greater China And Korea

1.3	Press release dated November 25, 2002 CDC Software Announces Strategic Partnership with HumanConcepts

1.4	Press release dated November 18, 2002 CDC Software Master Distributor Agreement Strengthens Vignette’s Presence In Greater China And Asia Pacific Region

1.5	Press release dated November 13, 2002 CDC Software Concludes Successful User Group Conference in China

1.6	Press release dated November 11, 2002 CDC Software Signs A Master Purchase Agreement with Shangri-La Hotel Group in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX
Exhibit	Description
1.1(a)	Press release dated January 4, 2003 CDC Australia signs Agreement to Acquire Praxa Ltd.

(b)	Press release dated January 2, 2003 chinadotcom Signs Agreement to Acquire Leading Australian IT Professional Services Organization

1.2	Press release dated December 2, 2002 Agreement To Extend Livelink To Greater China And Korea

1.3	Press release dated November 25, 2002 CDC Software Announces Strategic Partnership with HumanConcepts

1.4	Press release dated November 18, 2002 CDC Software Master Distributor Agreement Strengthens Vignette’s Presence In Greater China And Asia Pacific Region

1.5	Press release dated November 13, 2002 CDC Software Concludes Successful User Group Conference in China

1.6	Press release dated November 11, 2002 CDC Software Signs A Master Purchase Agreement with Shangri-La Hotel Group in China